SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                            FORM 11-K

       X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1998

                               OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

     For the transition period from           to

                 Commission file number 1-3480


                    MDU RESOURCES GROUP, INC.
            TAX DEFERRED COMPENSATION SAVINGS PLAN FOR
               COLLECTIVE BARGAINING UNIT EMPLOYEES


                    MDU RESOURCES GROUP, INC.
                        SCHUCHART BUILDING
                      918 EAST DIVIDE AVENUE
                         P.O. BOX 5650
               BISMARCK, NORTH DAKOTA 58506-5650





                              CONTENTS



Required Information

 Financial Statements:

   Statements of Financial Condition -- December 31,
     1998 and 1997
   Statements of Income and Changes in Participants'
     Equity -- Years ended December 31, 1998, 1997
     and 1996
   Notes to Financial Statements

   Schedules -- Schedule I has been omitted because the required information is shown in such financial statements or the notes or supplemental schedules thereto.
   Schedule II -- Allocation of Plan Assets and
     Liabilities to Investment Programs
   Schedule III -- Allocation of Plan Income and
     Changes in Plan Equity to Investment Programs
   Schedule IV -- Item 27d - Schedule of Reportable
     Transactions

   Report of Independent Public Accountants

 Signature page

 Exhibit:

   Consent of Independent Public Accountants


                       MDU RESOURCES GROUP, INC.
        TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                      BARGAINING UNIT EMPLOYEES


                  STATEMENTS OF FINANCIAL CONDITION
                            December 31,


                                               1998          1997
Assets:
 Investments -- (Schedule II)
   MDU Resources Group, Inc. common
     stock
     (1997 -- 1,669,440 shares,
        cost $26,563,457)               $       ---   $52,796,040
   Other                                        ---     1,522,454

 Cash and cash equivalents                      ---     5,980,216

 Dividends and interest receivable              ---       484,544

                                        $       ---   $60,783,254


Participants' equity:

 Active participants' equity            $       ---   $60,783,254


             The accompanying notes are an integral part
                   of these financial statements.


                      MDU RESOURCES GROUP, INC.
        TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                      BARGAINING UNIT EMPLOYEES

      STATEMENTS OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
                      Years ended December 31,

                                          1998            1997            1996
Investment income:(Schedule III)
 Dividends                        $  2,029,521     $ 2,036,377     $ 1,937,445
 Interest                              104,330          14,073           4,670
 Capital gains                         246,443          76,567          12,043
 Other                                 (10,729)          7,552            (303)
 Realized gains, net                13,933,433       3,635,702         766,715
 Unrealized appreciation
   on investments                          ---      12,020,131       4,645,842

                                    16,302,998      17,790,402       7,366,412
Contributions:
 Employers                             757,603         763,276         759,161
 Employees                           2,248,308       2,216,040       2,149,607
 Employee rollover                      55,859             ---           1,418
                                     3,061,770       2,979,316       2,910,186

Distributions to terminated
 participants                       (5,055,307)     (3,976,421)     (2,130,534)


Net transfers to Tax
 Deferred Compensation
 Savings Plan                         (483,019)       (155,102)       (600,455)

Transfers related to Coyote
 Station (Note 4)                   (6,923,586)            ---             ---

Transfers related to
 Merger of Plans (Note 1)          (67,686,110)            ---             ---

Increase (decrease) in
 participants' equity              (60,783,254)     16,638,195       7,545,609

Participants' equity at
 beginning of year                  60,783,254      44,145,059      36,599,450

Participants' equity at
 end of year                      $        ---     $60,783,254     $44,145,059

              The accompanying notes are an integral part
                     of these financial statements.

                NOTES TO FINANCIAL STATEMENTS

1.  Description of the Plan
  The MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan For Collective Bargaining Unit Employees (the Plan) was adopted on November 6, 1986, by the Board of Directors of MDU Resources Group, Inc. (the Company) to provide a means for deferred savings and investment by eligible employees and to afford additional security for their retirement. The Plan is a defined contribution plan established effective January 1, 1987. The Company and any of its direct or indirect subsidiaries who choose to participate in the Plan are the Employers. Effective January 1, 1988 (1988 Effective Date), the Plan was amended and restated to reflect the merger and transfer of eligible employees' accounts of the MDU Resources Group, Inc. Employee Stock Ownership Plan (ESOP) into the Plan. Effective January 1, 1999, the Plan was amended to reflect the merger of the Plan into the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan (Deferred Savings Plan). The assets of the Plan were transferred to the Deferred Savings Plan on December 31, 1998. Effective January 1, 1999, each participant in the Plan automatically became a participant in the Deferred Savings Plan and their participation is subject to the terms and conditions of the Deferred Savings Plan. The merger and the transfer of assets were effectuated in accordance with Sections 401(a)(12), 411(d)(6) and 414(l) of the Internal Revenue Code of 1986, as amended (Code) and the regulations thereunder. In addition, effective January 1, 1999, the name of the Deferred Savings Plan was changed to the MDU Resources Group, Inc. 401(k) Retirement Plan. The fiscal year of the Plan is the calendar year.

  The Board of Directors of the Company may amend or modify the Plan, and the Boards of Directors of the Employers may, at any time, terminate the Plan with respect to the respective Employer.

  The Plan is administered for the Company by a seven-member committee (the Committee) appointed by the Chief Executive Officer of the Company.

  The recordkeeper and trustee of the Plan are New York Life
Benefit Services, Inc. (recordkeeper) and New York Life Trust
Company (trustee), respectively.

  Administrative expenses of the Plan are paid by the Employers;
however, fees or commissions associated with each of the investment options are paid primarily by participants as a deduction from the amount invested or by an offset to investment earnings.

  The Plan contains two parts: 1) The Deferred Savings feature, which is the part of the Plan related to an eligible employee's ability to defer a portion of the employee's current compensation into a tax-free trust, and 2) The ESOP feature, which is the part of the Plan related to participation in the ESOP, as merged into the Plan as of the 1988 Effective Date.

Deferred Savings

  Any employee who was at least 18 years of age, who had
completed at least one year of service with a minimum of 1,000 hours worked and who was a collective bargaining unit employee of an employer whose collective bargaining unit had been offered the
Plan and accepted it was eligible to participate in the Plan.   An
eligible employee may elect to participate in the Plan as of January 1, April 1, July 1 or October 1 following completion of one year of service and by filing an election with the Company to have savings contributions made on the employee's behalf.
A former participant or eligible employee who was reemployed became eligible to be a participant on the first day of the month following the employee's return to employment as an eligible employee.

  Each participant may change their contribution percentage at any time via the recordkeeper's toll free telephone service or internet website. The Plan allows contributions by participants varying from one percent through 15 percent, in one percent increments, of eligible compensation for each pay period. In addition, the Plan accepts rollover contributions from other qualified retirement plans or an Individual Retirement Account
(IRA) that only holds assets distributed from a qualified plan as adjusted for earnings, losses and gains attributable thereto.
Such savings contributions on behalf of a participant are credited to the participant's Rollover Account. An election is made by each participant to allocate contributions in one percent increments to any or all of the seven available investment options. Participants may choose to invest in common stock of the Company, an equity indexed mutual fund, a bond market indexed fund, a balanced fund, a small-cap fund, an international fund or a stable value option. The small-cap and international fund options were available as investment options as of March 1, 1997. Such savings contributions reduce, on a dollar-for-dollar basis, the participant's taxable earnings in the year in which the savings contributions are made. Eligible compensation is defined as the employee's total compensation (not in excess of $160,000 for 1998 and 1997 and not in excess of $150,000 for 1996) from the Employer, unreduced by any savings contributions of the eligible employee to the Plan, and any amount contributed by the Employer pursuant to a salary reduction agreement and which is not includible in the gross income of an employee, excluding other contributions to the Plan, contributions to other employee benefit plans and certain additional items of compensation which do not constitute direct earnings.

  A participant may authorize suspension of such participant's savings contributions to the Plan via the toll free telephone service or internet website. Such suspension of savings contributions is effective as soon as administratively feasible but not later than 30 days from the request. Suspended savings contributions may not be made up by savings contributions at a later time.

  Each participant's Employer makes a matching contribution, equal to a percentage of such participant's monthly savings contributions up to a specified percent of a participant's compensation as provided under the Plan, which is credited to such participant's Matching Contribution Account. All matching contributions are invested in common stock of the Company.

  A participant's interest in a Savings Contribution Account or a Matching Contribution Account is at all times fully vested and nonforfeitable. Participant accounts are valued on a daily basis.

  The Plan limits the elective deferral contribution for each participant to the annual dollar limit as designated in Section 402(g) of the Code for the calendar year, as adjusted. For each participant, contributions (other than rollovers) credited to an account in any plan year, when aggregated with contributions under all other qualified plans maintained by the Employers, cannot be greater than the maximum contribution permitted by Section 415 of the Code. The deduction for contributions to the Plan, when taken together with all other contributions made by the Employer to other qualified retirement plans, cannot exceed the maximum amount deductible under Section 404 of the Code. The Plan also limits the aggregate savings contributions which may be made on behalf of highly compensated employees.

  Generally, once each month, the Employers remit all authorized contributions made by the participants to the trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1998. Contributions for common stock, including the Employers' matching contribution, are used by the trustee to purchase shares of MDU Resources Group, Inc. common stock (MDU stock) directly on the open market. All such market purchases may be made at such prices as the trustee may determine in its sole and absolute discretion. The trustee may also purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock. The funds contributed to the equity indexed mutual fund are invested in the MainStay Institutional Indexed Equity Fund (MainStay Equity), which trades in the 500 common stocks listed on the Standard & Poor's 500 Composite Stock Price Index. The funds contributed to the bond market indexed fund are invested in the MainStay Institutional Indexed Bond Fund (MainStay Bond), which invests in investment grade corporate and U.S. government bonds, mortgage-backed securities and asset-backed securities. The funds contributed to the balanced fund are invested in the Dodge & Cox Balanced Fund (Dodge & Cox Balanced), which invests in stocks and bonds. The funds contributed to the small-cap fund are invested in the Baron Asset Fund (Small-Cap), which invests in common stock of small and medium-sized companies. The funds contributed to the international fund are invested in the Templeton Foreign Fund (Class I) (Templeton International), which invests primarily in stocks of companies located outside of the United States. The funds contributed to the stable value option (Stable Value) are invested in the New York Life Anchor Account which also invests in cash and cash equivalents. On January 2, 1998, the Vanguard Index
- 500 Portfolio (Vanguard Equity), Vanguard Total Bond Market Index Fund (Vanguard Bond), EuroPacific Growth Fund (International) and the short-term investment fund (Money Market) were replaced with the MainStay Equity, MainStay Bond, Templeton International and Stable Value funds, respectively. Effective January 1, 1997, the Dodge & Cox Balanced replaced the Fidelity Balanced Fund (Fidelity Balanced) and the Vanguard Bond replaced the Dreyfus Bond Market Index Fund (Mellon Bond).

  Any dividends, interest, gains, losses or other distributions on the above mentioned investments and short-term investment income allocated to a participant's accounts are reinvested in the appropriate investment medium, which is credited to the participant's accounts. As amounts are allocated to each participant's accounts, they become fully vested.

  The amount credited to a participant's Savings Contribution Account and Matching Contribution Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable (see tax rules related to rollover options), upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Amounts credited to such accounts will be paid as soon as practicable after such amounts are ascertained; provided that such payment shall not be made prior to the participant's attainment of age 62 without the written consent of the participant if the value of such accounts exceeds $5,000.

  A participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lessor of $50,000 or one-half of the participant's account balance subject to certain limitations. Loans must be repaid over specified periods through payroll deduction and bear interest at the prevailing prime rate in effect at the time the loan is made, plus one percentage point.

  A participant may make other in-service withdrawals (hardship or age 59 1\2) from such participant's Savings Contribution Account or Matching Contribution Account under certain conditions.

ESOP

  Participation in the ESOP feature of the Plan is limited to participants in the ESOP as of the 1988 Effective Date or the date as of which an ESOP Account is established under the Plan, whichever is later.

  As of the 1988 Effective Date, ESOP Accounts have been suspended and no additional contributions shall be made by the Company to such accounts, other than to reflect dividends or other earnings.

  A participant's interest in an ESOP Account is at all times fully vested and nonforfeitable.

  Distributions are consistent with the Deferred Savings feature previously mentioned, except for participant loans which are not available to ESOP Accounts.

  Each participant with an ESOP Account, who has attained age 55 and who has completed at least 10 years of participation under the ESOP, the Plan or both, is entitled to elect the distribution of a percentage of the value of the participant's ESOP Account attributable to common stock acquired under the ESOP or ESOP feature after December 31, 1986. This form of distribution is offered to allow the participant to diversify the investment of a portion of their ESOP account.

2.  Summary of Significant Accounting Policies

Investment valuation --

  Investments held by the Plan are carried at market value.
Market value for the Stable Value and Money Market funds approximates cost. The Plan's other investment valuations are based on published market quotations.

Contributions --

  Employer and employee contributions are recorded by the Plan when received or determined to be receivable. Employee contributions are accumulated by the Employers through payroll reductions.


2.  Summary of Significant Accounting Policies (Continued)

Other --

  Securities transactions are recorded on a trade date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

3.  Investments

  The cost basis for distributions from the Plan is calculated using the average cost per participant. Information concerning distributions to terminated participants and other participants meeting certain conditions of the Plan during 1998, 1997 and 1996 was as follows:

                          Deferred Savings                                ESOP
                     1998         1997       1996            1998         1997         1996
MDU Stock:
 Number of
  shares           73,770       83,949     43,186          71,481       54,948       47,798
 Market value  $2,298,124   $2,063,772   $943,533      $2,141,831   $1,327,177   $1,037,104
 Average cost  $1,175,423   $1,482,426   $728,258      $  727,222   $  684,293   $  555,131
Cash           $  596,137   $  584,875   $137,448      $   19,215   $      597   $   12,449

  The net changes in unrealized appreciation of Plan investments during 1998, 1997 and 1996 were as follows:

                         Deferred Savings                                    ESOP
                       1998         1997        1996            1998         1997         1996
Unrealized
 appreciation
 - January 1   $ 14,561,707  $ 7,220,907  $3,918,743    $ 11,770,301  $ 7,090,970   $5,747,292
Change during
 the year       (14,561,707)   7,340,800   3,302,164     (11,770,301)   4,679,331    1,343,678

Unrealized
 appreciation
 - December 31 $        ---  $14,561,707  $7,220,907    $        ---  $11,770,301   $7,090,970

4. Transfer Related to Coyote Station

   Effective July 1, 1998, Montana-Dakota Utilities Co., a division of the Company, was replaced by Otter Tail Power Company (Otter Tail) as operator of the Coyote electric generating station (Coyote Station) at Beulah, North Dakota. At such time, employees at the Coyote Station became employees of Otter Tail. Assets for those employees who were participants in the Plan and the Deferred Savings Plan were transferred to the trustee of the Otter Tail defined contribution retirement plan. Montana-Dakota Utilities, Co. maintains its ownership interest in the Coyote Station.

5.  Federal Income Taxes

   The Internal Revenue Service (IRS) has informed the Company that the Plan, as amended through July 31, 1998, is qualified under
Section 1.401-1 of the Income Tax Regulations. The Company intends to file subsequent plan amendments with the IRS to receive final determination. The Company believes the Plan, as amended, will remain exempt from federal income tax under Section 501(a) of the Code. Contributions under the Plan and earnings of the trust will not be taxable to the participants until distributed. Except as stated below, any distribution made to a participant is taxable as ordinary income in the year of distribution.

   Under current law, the amount taxable as ordinary income may be eligible for a special five-year averaging method of taxation (participants who reached age 50 before 1986 may be eligible for ten-year averaging) if the participant has participated in the Plan for five years prior to the year in which the distribution is received. Any net unrealized appreciation at the time of distribution will be treated as long-term capital gain upon the subsequent sale of the common stock (unless the participant has previously elected to include this amount as income in the year of distribution) and any further appreciation subsequent to the date of distribution will be treated as long-term or short-term capital gain depending on the participant's holding period.

   Distributions from the Plan may qualify under the Code as "eligible rollover distributions." An eligible rollover distribution is a distribution paid directly from the Plan to an IRA or another employer plan that accepts rollovers or paid to the participant and rolled over by the participant within 60 days to a qualifying IRA or another employer qualified plan. If a participant chooses either of these options, such participant is not taxed on the amount rolled over until the participant later receives a distribution from the IRA or the employer plan.

   The foregoing covers only the general federal income tax aspects of Plan participation and distributions.


                            SUPPLEMENTAL

                             SCHEDULES


                                   MDU RESOURCES GROUP, INC.
                     TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                                   BARGAINING UNIT EMPLOYEES

                                ALLOCATION OF PLAN ASSETS AND
                             LIABILITIES TO INVESTMENT PROGRAMS
                                     December 31, 1998

                        ESOP                                          Deferred Savings
                                                                Dodge &             Templeton                     Total
                         MDU        MDU    MainStay   MainStay    Cox                 Inter-    Stable   Loan   Deferred
                        Stock      Stock    Equity      Bond    Balanced  Small-Cap  national   Value    Fund    Savings   Total
Assets:
  Investments --
    Participants         ---        ---      ---         ---      ---       ---        ---       ---      ---
    Number of shares/
      units              ---        ---      ---         ---      ---       ---        ---       ---      ---      ---       ---
    Cost               $ ---      $ ---    $ ---       $ ---    $ ---     $ ---      $ ---     $ ---    $ ---    $ ---     $ ---

    Market value       $ ---      $ ---    $ ---       $ ---    $ ---     $ ---      $ ---     $ ---    $ ---    $ ---     $ ---

  Cash and cash
    equivalents          ---        ---      ---         ---      ---       ---        ---       ---      ---      ---       ---

  Dividends and
    interest
    receivable           ---        ---      ---         ---      ---       ---        ---       ---      ---      ---       ---
                       $ ---      $ ---    $ ---       $ ---    $ ---     $ ---      $ ---     $ ---    $ ---    $ ---     $ ---

Participants' equity:

  Active participants'
    equity               ---        ---      ---         ---      ---       ---        ---       ---      ---      ---       ---
                       $ ---      $ ---    $ ---       $ ---    $ ---     $ ---      $ ---     $ ---    $ ---    $ ---     $ ---

                          The accompanying notes are an integral part of this schedule.

                                   MDU RESOURCES GROUP, INC.
                     TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                                   BARGAINING UNIT EMPLOYEES

                                ALLOCATION OF PLAN ASSETS AND
                              LIABILITIES TO INVESTMENT PROGRAMS
                                       December 31, 1997
                           ESOP                                Deferred Savings                               Total
                                                  Vanguard  Vanguard Dodge & Cox   Small-  Inter-   Money   Deferred
                        MDU Stock    MDU Stock     Equity     Bond    Balanced      Cap   national  Market    Savings    Total
Assets:
  Investments --
    Participants              536          697         391       144      139      103       65       30
    Number of shares/
      units               615,695    1,053,745         ---       ---   11,149   14,455       16   76,280    1,155,645    1,771,340
    Cost              $ 7,701,054  $18,862,403  $      ---  $    --- $712,847 $633,453 $    449  $76,280  $20,285,432  $27,986,486

    Market value      $19,471,355  $33,324,685  $      ---  $    --- $744,521 $701,234 $    419  $76,280  $34,847,139  $54,318,494

  Cash and cash
    equivalents             9,660      152,254   5,116,364   494,785      ---      ---  207,153      ---    5,970,556    5,980,216

  Dividends and
    interest
    receivable            178,719      305,442         ---       ---      ---      ---      ---      383      305,825      484,544
                      $19,659,734  $33,782,381  $5,116,364  $494,785 $744,521 $701,234 $207,572  $76,663  $41,123,520  $60,783,254

Participants' equity:

  Active participants'
    equity             19,659,734   33,782,381   5,116,364   494,785  744,521  701,234  207,572   76,663   41,123,520   60,783,254
                      $19,659,734  $33,782,381  $5,116,364  $494,785 $744,521 $701,234 $207,572  $76,663  $41,123,520  $60,783,254

                          The accompanying notes are an integral part of this schedule.


                                   MDU RESOURCES GROUP, INC.
                     TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                                   BARGAINING UNIT EMPLOYEES

                             ALLOCATION OF PLAN INCOME AND CHANGES
                              IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                  Year ended December 31, 1998

                              ESOP                                 Deferred Savings
                                                       MainStay     MainStay  Dodge & Cox
                           MDU Stock    MDU Stock       Equity        Bond      Balanced    Small-Cap
Investment income:
  Dividends             $    692,867  $  1,204,935   $    69,138  $  29,674    $ 27,010     $    666
  Interest                     4,469        21,903           ---      2,685         ---          ---
  Capital gains                  ---           ---       188,154        ---      42,897          ---
  Other                        3,248       (13,827)         (160)       (39)          2           13
  Realized gain (loss)     4,679,235     8,120,714     1,172,438      7,935     (20,724)      10,315
                           5,379,819     9,333,725     1,429,570     40,255      49,185       10,994
Contributions:
  Employers --
    MDU                          ---       539,283           ---        ---         ---          ---
    WBI Holdings                 ---        90,705           ---        ---         ---          ---
    Knife River                  ---       127,615           ---        ---         ---          ---
                                 ---       757,603           ---        ---         ---          ---

  Employees --
    MDU                          ---       876,726       424,797     39,483      97,421      120,790
    WBI Holdings                 ---       143,065        69,985      5,133      32,279       14,531
    Knife River                  ---       261,095        68,170     12,737      10,889       12,816
                                 ---     1,280,886       562,952     57,353     140,589      148,137

  Employee rollover --
    MDU                          ---           ---           ---        149         ---          148
    WBI Holdings                 ---        55,562           ---        ---         ---          ---
    Knife River                  ---           ---           ---        ---         ---          ---
                                 ---        55,562           ---        149         ---          148

                                 ---     2,094,051       562,952     57,502     140,589      148,285

Distributions to
  terminated
  participants            (2,161,046)   (2,472,701)     (266,619)   (31,394)    (49,680)    (20,796)

Net loan activity                ---      (937,176)     (192,506)   (10,550)    (20,702)    (18,227)

Transfers of
  participants' equity:
  Fund to Fund                   ---       (39,848)     (151,940)   (29,768)     53,505      18,060
  Plan to Plan               (49,440)     (382,027)      (18,359)   (13,068)     (5,060)       (682)
  Plan to Plan
   (Coyote Station)       (1,657,731)   (4,100,818)     (589,282)   (72,048)   (133,779)   (206,090)
  Plan to Plan (Merger)  (21,171,336)  (37,277,587)   (5,890,180)  (435,714)   (778,579)   (632,778)
                         (22,878,507)  (41,800,280)   (6,649,761)  (550,598)   (863,913)   (821,490)

Decrease in participants'
  equity                 (19,659,734)  (33,782,381)   (5,116,364)  (494,785)   (744,521)   (701,234)

Participants'
  equity at
  beginning of
  year                    19,659,734    33,782,381     5,116,364    494,785     744,521     701,234

Participants'
  equity at end
  of year                $       ---  $        ---   $       ---  $     ---   $     ---   $     ---

                           The accompanying notes are an integral part of this schedule.

                                   MDU RESOURCES GROUP, INC.
                     TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                                   BARGAINING UNIT EMPLOYEES

                              ALLOCATION OF PLAN INCOME AND CHANGES
                        IN PLAN EQUITY TO INVESTMENT PROGRAMS (Continued)
                                  Year ended December 31, 1998
                                  Deferred Savings (Continued)
                           Templeton                            Total
                            Inter-     Stable         Loan     Deferred
                           national     Value         Fund     Savings           Total
Investment income:
  Dividends             $    5,231  $     ---   $       ---  $ 1,336,654     $  2,029,521
  Interest                     ---      9,699        65,574       99,861          104,330
  Capital gains             15,392        ---           ---      246,443          246,443
  Other                        ---         34           ---      (13,977)         (10,729)
  Realized gain (loss)     (36,480)       ---           ---    9,254,198       13,933,433
                           (15,857)     9,733        65,574   10,923,179       16,302,998
Contributions:
  Employers --
    MDU                        ---        ---           ---      539,283          539,283
    WBI Holdings               ---        ---           ---       90,705           90,705
    Knife River                ---        ---           ---      127,615          127,615
                               ---        ---           ---      757,603          757,603

  Employees --
    MDU                     40,459      3,013           ---    1,602,689        1,602,689
    WBI Holdings             6,153      3,581           ---      274,727          274,727
    Knife River              3,637      1,548           ---      370,892          370,892
                            50,249      8,142           ---    2,248,308        2,248,308

  Employee rollover --
    MDU                        ---        ---           ---          297              297
    WBI Holdings               ---        ---           ---       55,562           55,562
    Knife River                ---        ---           ---          ---              ---
                               ---        ---           ---       55,859           55,859

                            50,249      8,142           ---    3,061,770        3,061,770

Distributions to
  terminated
  participants              (4,382)   (30,081)      (18,608)  (2,894,261)      (5,055,307)


Net loan activity           (1,934)      (572)    1,181,667          ---              ---

Transfers of
  participants' equity:
  Fund to Fund             (47,656)   197,647           ---          ---              ---
  Plan to Plan                (257)   (14,126)          ---     (433,579)        (483,019)
  Plan to Plan
   (Coyote Station)        (35,418)   (59,084)      (69,336)   (5,265,855)     (6,923,586)
  Plan to Plan (Merger)   (152,317)  (188,322)   (1,159,297)  (46,514,774)    (67,686,110)
                          (235,648)   (63,885)   (1,228,633)  (52,214,208)    (75,092,715)

Decrease in participants'
  equity                  (207,572)   (76,663)          ---   (41,123,520)    (60,783,254)

Participants'
  equity at
  beginning of
  year                     207,572     76,663           ---    41,123,520      60,783,254

Participants'
  equity at end
  of year                $     ---  $     ---   $       ---  $        ---    $        ---

                          The accompanying notes are an integral part of this schedule.


                                   MDU RESOURCES GROUP, INC.
                     TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                                   BARGAINING UNIT EMPLOYEES

                              ALLOCATION OF PLAN INCOME AND CHANGES
                              IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                   Year ended December 31, 1997

                          ESOP                           Deferred Savings                                     Total
                                                Vanguard  Vanguard Dodge & Cox            Inter-    Money    Deferred
                        MDU Stock   MDU Stock    Equity     Bond    Balanced  Small-Cap  national   Market    Savings      Total
Investment income:
  Dividends           $   711,945 $ 1,201,123  $    72,394 $ 28,919 $ 19,208 $   ---  $   2,788 $     ---  $ 1,324,432  $ 2,036,377
  Interest                    712       7,478          115       28       19     ---        ---     5,721       13,361       14,073
  Capital gains               ---         ---       32,926      ---   33,688     ---      9,953       ---       76,567       76,567
  Other                       ---      (3,740)       1,927      220      511   7,054      1,835      (255)       7,552        7,552
  Realized gain (loss)    642,884     705,130    2,261,280   14,277   17,333   9,096    (14,298)      ---    2,992,818    3,635,702
  Unrealized appreciation
    (depreciation) on
    investments         4,679,331   8,367,131   (1,125,754)      (1)  31,674  67,781        (31)      ---    7,340,800   12,020,131
                        6,034,872  10,277,122    1,242,888   43,443  102,433  83,931        247     5,466   11,755,530   17,790,402
Contributions:
  Employers --
    MDU                       ---     559,114          ---      ---      ---     ---        ---       ---      559,114      559,114
    Williston Basin           ---      89,958          ---      ---      ---     ---        ---       ---       89,958       89,958
    Knife River               ---     114,204          ---      ---      ---     ---        ---       ---      114,204      114,204
                              ---     763,276          ---      ---      ---     ---        ---       ---      763,276      763,276

  Employees --
    MDU                       ---     946,006      425,915   51,919   92,543   65,706    39,710     9,659    1,631,458    1,631,458
    Williston Basin           ---     143,677       77,388    8,167   21,153    8,752     4,350     4,136      267,623      267,623
    Knife River               ---     218,565       66,397   11,753    8,484    5,855     3,326     2,579      316,959      316,959
                              ---   1,308,248      569,700   71,839  122,180   80,313    47,386    16,374    2,216,040    2,216,040

  Employee rollover --
    MDU                       ---         ---          ---      ---      ---      ---       ---       ---          ---          ---
    Williston Basin           ---         ---          ---      ---      ---      ---       ---       ---          ---          ---
    Knife River               ---         ---          ---      ---      ---      ---       ---       ---          ---          ---
                              ---         ---          ---      ---      ---      ---       ---       ---          ---          ---

                              ---   2,071,524      569,700   71,839  122,180   80,313    47,386    16,374    2,979,316    2,979,316

Distributions to
  terminated
  participants         (1,327,774) (2,201,403)    (159,986) (32,428) (15,313)  (1,317)     (461) (237,739)  (2,648,647)  (3,976,421)

Transfers of
  participants' equity:
  Fund to Fund                ---    (872,000)      70,301  (85,813) 154,274  541,640   161,080    30,518          ---          ---
  Plan to Plan            (27,156)    (61,730)     (64,375)   2,978     (797)  (3,333)     (680)       (9)    (127,946)    (155,102)
                          (27,156)   (933,730)       5,926  (82,835) 153,477  538,307   160,400    30,509     (127,946)    (155,102)
Increase (decrease)
  in participants'
  equity                4,679,942   9,213,513    1,658,528       19  362,777  701,234   207,572  (185,390)  11,958,253   16,638,195

Participants' equity
  at beginning of year 14,979,792  24,568,868    3,457,836  494,766  381,744      ---       ---   262,053   29,165,267   44,145,059

Participants' equity
  at end of year      $19,659,734 $33,782,381  $ 5,116,364 $494,785 $744,521 $701,234  $207,572 $  76,663  $41,123,520  $60,783,254

                           The accompanying notes are an integral part of this schedule.

                                   MDU RESOURCES GROUP, INC.
                     TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                                   BARGAINING UNIT EMPLOYEES

                             ALLOCATION OF PLAN INCOME AND CHANGES
                             IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                  Year ended December 31, 1996
                           ESOP                        Deferred Savings                              Total
                                                    Vanguard     Mellon    Fidelity    Money       Deferred
                         MDU Stock    MDU Stock       Equity      Bond     Balanced    Market       Savings        Total
Investment income:
  Dividends            $   711,730   $ 1,122,376   $   60,055   $ 27,185   $ 16,099   $    ---   $ 1,225,715   $ 1,937,445
  Interest                     208         2,312          294         82         55      1,719         4,462         4,670
  Capital gains                ---           ---       12,043        ---        ---        ---        12,043        12,043
  Other                        ---           ---          ---        ---        ---       (303)         (303)         (303)
  Realized gain            490,598       218,851       15,393     11,221     30,652        ---       276,117       766,715
  Unrealized appreciation
    (depreciation) on
    investments          1,343,678     2,831,555      511,367    (26,310)   (14,448)       ---     3,302,164     4,645,842
                         2,546,214     4,175,094      599,152     12,178     32,358      1,416     4,820,198     7,366,412
Contributions:
  Employers --
    MDU                        ---       551,752          ---        ---        ---        ---       551,752       551,752
    Williston Basin            ---        86,159          ---        ---        ---        ---        86,159        86,159
    Knife River                ---       121,250          ---        ---        ---        ---       121,250       121,250
                               ---       759,161          ---        ---        ---        ---       759,161       759,161
  Employees --
    MDU                        ---     1,029,139      390,154     60,887     86,261      8,772     1,575,213     1,575,213
    Williston Basin            ---       155,618       74,084      8,968      8,363      4,220       251,253       251,253
    Knife River                ---       245,156       57,859     12,049      6,501      1,576       323,141       323,141
                               ---     1,429,913      522,097     81,904    101,125     14,568     2,149,607     2,149,607
  Employee rollover --
    MDU                        ---           871          547        ---        ---        ---         1,418         1,418
    Williston Basin            ---           ---          ---        ---        ---        ---           ---           ---
    Knife River                ---           ---          ---        ---        ---        ---           ---           ---
                               ---           871          547        ---        ---        ---         1,418         1,418
                               ---     2,189,945      522,644     81,904    101,125     14,568     2,910,186     2,910,186

Distributions to
  terminated
  participants          (1,049,553)     (977,874)     (75,325)   (14,638)    (8,961)    (4,183)   (1,080,981)   (2,130,534)

Transfers of
  participants' equity:
  Fund to Fund                 ---      (346,851)     160,000     (6,723)   (20,353)   213,927           ---           ---
  Plan to Plan            (286,464)     (214,882)     (97,313)    (1,796)       ---        ---      (313,991)     (600,455)
                          (286,464)     (561,733)      62,687     (8,519)   (20,353)   213,927      (313,991)     (600,455)
Increase in
  participants' equity   1,210,197     4,825,432    1,109,158     70,925    104,169    225,728     6,335,412     7,545,609

Participants' equity
  at beginning of year  13,769,595    19,743,436    2,348,678    423,841    277,575     36,325    22,829,855    36,599,450

Participants' equity
  at end of year       $14,979,792   $24,568,868   $3,457,836   $494,766   $381,744   $262,053   $29,165,267   $44,145,059

                              The accompanying notes are an integral part of this schedule.

                                       MDU RESOURCES GROUP, INC.
                         TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                                       BARGAINING UNIT EMPLOYEES

                             ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                                        As of December 31, 1998


Series of Transactions within the Plan Year in Aggregate Involving more than Five Percent:
                                                            Purchases           Sales/Redemptions          Gain on
       Fund                    Description              Number      Amount      Number    Amount       Transactions
ESOP
 MDU Stock               MDU Resources Group, Inc.
                           Common Stock                   ---           ---       35   $24,892,276*     $13,939,159
DEFERRED SAVINGS
 MDU Stock               MDU Resources Group, Inc.
                           Common Stock                    26    $3,275,886       86   $44,721,285*     $19,371,637
 MDU Stock               MainStay Inst. Money Market       88    $7,744,500      126   $ 7,744,500*             ---
 MainStay Equity         MainStay Index - 500 Portfolio    72    $6,313,074       90   $ 7,742,805*     $ 1,172,438
 MainStay Bond           No reportable transactions
 Dodge & Cox Balanced    No reportable transactions
 Small-Cap               No reportable transactions
 Templeton International No reportable transactions
 Stable Value            No reportable transactions

Single Security Transaction within the Plan Year Involving more than Five Percent:
                                                                                              Current Value
                                                     Purchase    Selling          Cost of      of asset on          Gain on
       Fund           Description                      Price       Price           Asset     Transaction Date    Transactions
ESOP
 MDU Stock        MDU Resources Group, Inc.
                    Common Stock                          ---     $20,963,353*   $ 7,069,899    $20,963,353        $13,893,454
DEFERRED SAVINGS
 MDU Stock        MDU Resources Group, Inc.
                    Common Stock                          ---     $36,544,484*   $18,076,159    $36,544,484        $18,468,325
MainStay Equity   MainStay Index - 500 Portfolio  $ 5,116,364             ---            ---    $ 5,116,364                ---
MainStay Equity   MainStay Index - 500 Portfolio          ---     $ 5,890,180*   $ 4,949,999    $ 5,890,180        $   940,181

* Includes amounts related to Merger of Plans (Note 1)

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To MDU Resources Group, Inc.:

We have audited the accompanying statements of financial condition of MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan for Collective Bargaining Unit Employees as of December 31, 1998 and 1997, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan For Collective Bargaining Unit Employees as of December 31, 1998 and 1997, and the results of its operations and the changes in its participants' equity for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      /s/ ARTHUR ANDERSEN LLP
                                      ARTHUR ANDERSEN LLP


Minneapolis, Minnesota,
March 15, 1999

                             SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Tax Deferred Compensation Savings Plan For Collective Bargaining Unit Employees committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 MDU Resources Group, Inc.
                                 Tax Deferred Compensation
                                 Savings Plan for Collective
                                 Bargaining Unit Employees




Date: March 29, 1999             By /s/ Douglas C. Kane
                                 Douglas C. Kane (Chairman)